File No. 70-7571

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549
                            Form U-1
             _______________________________________

                 POST-EFFECTIVE AMENDMENT NO. 4
                               to
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________

                 Arkansas Power & Light Company
                     425 West Capitol Avenue
                  Little Rock, Arkansas  72201

       (Name of company filing this statement and address
                 of principal executive offices)
                ________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
                 ______________________________

                       Gerald D. McInvale
                    Senior Vice President and
                     Chief Financial Officer
                 Arkansas Power & Light Company
                     425 West Capitol Avenue
                  Little Rock, Arkansas  72201

            (Name and address of agent for service)
                 ______________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

  Laurence M. Hamric, Esq.           Thomas J. Igoe, Jr., Esq.
  Denise C. Redmann, Esq.            Reid & Priest LLP
  Entergy Services, Inc.             40 West 57th Street
  639 Loyola Avenue                  New York, New York  10019
  New Orleans, Louisiana  70113

Item 1.  Description of Proposed Transactions.

          Item 1 of the Application-Declaration in File 70-7571, as previously supplemented, is hereby further supplemented by adding the following paragraphs to the end thereof:

          "The proceeds to be received by the Trust pursuant to borrowings under the Amended Credit Agreement or the Successor Credit Agreement will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Act.

          The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

               The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $198 million, representing approximately 8.3% of the Entergy System's consolidated retained earnings, as of September 30, 1995. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met."

                           SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              ARKANSAS POWER & LIGHT COMPANY



                              By:  /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer




Dated:  January 19, 1996